
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2018

Richard K. Palmer
Chief Financial Officer
Fiat Chrysler Automobiles N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

> **Re: Fiat Chrysler Automobiles N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed February 20, 2018**
> **File No. 001-36675**

Dear Mr. Palmer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure